UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
AKILI, INC.
(Name of Subject Company)
ALPHA MERGER SUB, INC.
(Offeror)
A Wholly Owned Subsidiary of
VIRTUAL THERAPEUTICS CORPORATION
(Parent of Offeror)
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
00974B107
(CUSIP Number of Class of Securities)

Daniel J. Elenbaas
Virtual Therapeutics Corporation
13905 NE 128th Street, Suite 200
Kirkland, Washington 98034
Tel. (425) 821-8001
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
with copies to:

Derek Liu
Emery D. Mitchell
Piotr Korzynski
Baker & McKenzie LLP
Two Embarcadero Center 11th Floor
San Francisco, CA 94111
CALCULATION OF FILING FEE
Transaction Valuation	Amount of Filing Fee
*N/A*	N/A*
* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration No.: N/A	Filing Party: N/A Date Filed: N/A
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Alpha Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Virtual Therapeutics Corporation, a Delaware corporation (“Parent”), for all of the outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Akili, Inc., a Delaware corporation (“Akili”), $0.4340 per Share in cash, net to the seller in cash, without interest and less any applicable withholding taxes, pursuant to an Agreement and Plan of Merger, dated as of May 29, 2024, among Parent, Purchaser and Akili (the “Merger Agreement”).
Forward-looking Statements
This communication relates to the proposed transaction pursuant to the terms of the Merger Agreement. This communication includes express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), about the proposed acquisition of Akili by Parent and the operations of the combined company that involve risks and uncertainties relating to future events and the future performance of Akili. Actual events or results may differ materially from these forward-looking statements. Words such as “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “future,” “opportunity” “will likely result,” “target,” variations of such words, and similar expressions or negatives of these words are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. A number of important factors, including those described in this communication, could cause actual results to differ materially from those contemplated in any forward-looking statements. Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Akili’s stockholders will tender their stock in the offer; the possibility that competing offers will be made by third parties; the occurrence of events that may give rise to a right of one or both of Parent and Akili to terminate the merger agreement; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived on a timely basis or at all, including the possibility that a governmental entity may prohibit, delay, or refuse to grant approval, if required, for the consummation of the proposed transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of consents or regulatory approvals or actions, if any; the possibility that the proposed transaction may not be completed in the time frame expected by Parent and Akili, or at all; the risk that Akili may not realize the anticipated benefits of the proposed transaction in the time frame expected, or at all; the effects of the proposed transaction on relationships with Akili’s employees, business or collaboration partners or governmental entities; the ability to retain and hire key personnel; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; significant or unexpected costs, charges or expenses resulting from the proposed transaction; potential negative effects related to this announcement or the consummation of the proposed acquisition on the market price of Akili’s common stock; unknown liabilities related to Parent or Akili; the nature, cost and outcome of any litigation and other legal proceedings involving Akili or its officers and directors, including any legal proceedings related to the proposed acquisition; and risks related to global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations. While the foregoing list of factors presented here is considered representative, no list should be considered to be a complete statement of all potential risks and uncertainties. There can be no assurance that the proposed transaction or any other transaction described above will in fact be consummated in the manner described or at all. A more complete description of these and other material risks can be found in Akili’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K for the year ended December 31, 2023, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed by Akili from time to time with the SEC, as well as the Schedule TO and related tender offer documents to be filed by Parent and its indirect wholly owned subsidiary, Purchaser, and the Schedule 14D-9 to be filed by Akili. Parent and Akili also plan to file other relevant documents with the SEC regarding the proposed transaction.

Any forward-looking statements speak only as of the date of this communication and are made based on management’s current beliefs and assumptions and on information currently available to Parent and Akili, and the reader is cautioned not to rely on any forward-looking statements. Parent and Akili do not undertake, and specifically decline, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

Additional Information and Where to Find It

The tender offer for all of the outstanding shares of common stock of Akili referenced in this document has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of Akili, nor is it a substitute for the tender offer materials that Parent, Purchaser or Akili will file with the SEC. The solicitation and offer to buy the common stock of Akili will only be made pursuant to an Offer to Purchase and related tender offer materials that Parent and Purchaser intend to file with the SEC. At the time the tender offer is commenced, Parent and Purchaser will file with the SEC a Tender Offer Statement on Schedule TO, and thereafter Akili will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. AKILI’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF AKILI SECURITIES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal, certain other tender offer documents, as well as the Solicitation/Recommendation Statement will be made available to all stockholders of Akili at no expense to them and will also be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting either Parent or Akili. Copies of the documents filed with the SEC by Akili will be available free of charge on Akili’s website at www.akiliinteractive.com or by contacting Akili’s Investor Relations Department at InvestorRelations@akiliinteractive.com or PR@akiliinteractive.com.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Akili files annual, quarterly and current reports and other information with the SEC. Akili’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Press Release issued by Virtual Therapeutics Corporation and Akili, Inc. on May 29, 2024.